Exhibit 99.1

Release

Frankfurt am Main	13 December 2012

Deutsche Bank establishes Non-Core Operations Unit and provides outlook on 4Q2012 results

Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) announced today that it has completed the formal establishment of its Non-Core Operations Unit (NCOU). First announced as a part of the Bank’s Strategy 2015+ in September of this year, the Bank has finalized the NCOU’s governance structure, financial reporting and relationship with the core business divisions.

The NCOU was established in November 2012 and is fully operational. Assets identified for the NCOU segment (as per 30 September 2012) totalled EUR 122 billion, with a pro-forma Basel 3 risk-weighted asset (RWA) equivalent of EUR 125 billion.

The Bank also published today preliminary restated segmental financial data arising from the establishment of the NCOU and implementation of its new segment structure in its core business divisions. This includes a refinement of coverage costs between Corporate Banking & Securities (CB&S) and Global Transaction Banking (GTB). The reallocation of these costs resulted in EUR 83 million of additional costs for GTB in 2011 and a corresponding reduction in CB&S costs during that period, in each case as restated to reflect the new segment structure.

Implementation of the new segment structure also covered the newly integrated Asset & Wealth Management (AWM) division, which now includes the former CB&S passive and third-party alternative assets businesses such as exchange traded funds (ETFs). As of 30 September 2012, the former CB&S businesses that have been transferred into AWM comprised EUR 100 billion in assets under management. For 2011, these businesses generated EUR 723 million in net revenues and EUR 303 million in income before income taxes.

Issued by Investor Relations of Deutsche Bank AG Taunusanlage 12, 60325 Frankfurt am Main Phone +49 69 910 35395, Fax +49 69 910 38591	Internet: www.db.com/ir E-Mail: db.ir@db.com

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These changes are now reflected in the preliminary restated segment financial information published today. The changes were reflected in the Strategy 2015+ aspirations communicated in September.

Today’s presentation materials and the preliminary restated excerpt of the Financial Data Supplement for 2011 and the first nine months of 2012 can be found at https://www.db.com/ir/presentations and https://www.db.com/ir/reports.

The fourth quarter 2012 so far was characterized by a continued difficult macroeconomic environment with low volatility and by the usual seasonal slowdown. Despite this environment, we have achieved solid operational results in October and November across all our core businesses.

However, our 4Q2012 results will include a number of specific items, for example, the already announced costs-to-achieve for our Operational Excellence and Postbank integration programs, negative impacts from de-risking and valuation adjustments to certain of our assets as well as charges related to our GTB business activities in the Netherlands. Our year-end closing activities including impairment reviews and the review of provisioning levels, are still ongoing. However, we currently expect these specific items to have a significant negative impact on the Bank’s earnings in 4Q2012.

The Bank reaffirms the published targets of its capital roadmap, including a reduction in non-core assets to a Basel 3 RWA equivalent of approximately EUR 90 billion and a pro-forma Basel 3 Core Tier 1 ratio (fully loaded) of 7.2% at 1 January 2013 and of at least 8% by the end of the first quarter 2013.

For further information, please contact:

Press and Media Relations	Investor Relations

+49 69 910 43800 (Frankfurt)	+49 69 910 35395 (Frankfurt)
db.presse@db.com	+1 212 250 1540 (New York)
db.ir@db.com

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A 60-minute conference call to discuss the Non-Core Operations Unit and re-segmentation will take place today:

Date:	Thursday, 13 December 2012

Time:	2.00 p.m. CET

Speakers:	Stefan Krause, Chief Financial Officer
Joachim Müller, Head of Investor Relations

The conference call will be transmitted through the following channels:

Phone:	Germany: +49 69 566 036 000
U.K.: +44 203 059 8128
U.S.: +1 631 302 6547

Please dial in 10 minutes prior to the start of the call.

Webcast:	https://www.db.com/ir/presentations
(listen only)	- live and replay -

Slides:	https://www.db.com/ir/presentations

Financial Data Supplement (30 Sep 2012, preliminary restated excerpt)	https://www.db.com/ir/reports

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 20 March 2012 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

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